BD 3/6

03013002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

1-3-6

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 03 2003 WASH. D.C. 155

SEC FILE NUMBER
8- 23412

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Regency Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

122 N. HARBOR Blvd #200
(No. and Street)

FULLERTON (City) CA (State) 92832-1859 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LARRY BELTRAMO (949) 752-3117
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAI, JERRY T.
(Name – *if individual, state last, first, middle name*)

20 CORPORATE PARK #135 (Address) IRVINE (City) CA (State) 92606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 27 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LARRY F. BELTRAMO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Regency Securities, INC., as of Feb 26, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres.

Title

Notary Public

PETER J. MEYERS
Commission # 1238168
Notary Public - California
Orange County
My Comm. Expires Oct 16, 2003

This report** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JERRY T. LAI, CPA, MBA

AN ACCOUNTANCY CORPORATION

20 CORPORATE PARK, SUITE 135, IRVINE, CA 92606
TEL: (949) 250-8891 FAX: (949) 250-8896

MEMBER OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS, CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

SEC's Washington Office
450 Fifth Street
Washington, WA 20549

To whom it may concern:

I have examined the financial statements of Regency Securities, Inc. for the year ended December 31, 2002 and have issued my report thereon dated February 25, 2003. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

My study and evaluation disclosed no material weakness or inadequacies in the Company's system of internal control.

JERRY T. LAI, CPA, MBA
February 25, 2003
Irvine, California

SEC MAIL PROCESSING
RECEIVED
MAR 0 3 2003
WASH. D.C. 155 SECTION

REGENCY SECURITIES, INC.

Financial Statements

Years ended December 31, 2002 and December 31, 2001

TABLE OF CONTENTS

JERRY T. LAI, CPA, MBA
AN ACCOUNTANCY CORPORATION

20 CORPORATE PARK, SUITE 135, IRVINE, CA 92606
TEL: (949) 250-8891 FAX: (949) 250-8896

MEMBER OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS, CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholder
Regency Securities, Inc.
Irvine, California

I have audited the accompanying balance sheets of Regency Securities, Inc., as of December 31, 2002 and 2001, and the related statements of income (loss) and retained earnings and cash flows for the years then ended. These statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Regency Securities, Inc., as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the statements of changes in stockholder's equity, computation of basic net capital requirement, computation of net capital and reconciliation of computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole.

JERRY T. LAI, CPA, MBA
Irvine, California
February 25, 2003

REGENCY SECURITIES, INC.

BALANCE SHEETS

ASSETS

		December 31,		
Current assets:		2002		2001
Cash	$	13,812	$	13,664
Interest receivable		20		43
Solicitor's fee receivable		20,800		4,826
Total current assets		34,632		18,533
Property and Equipment, net		765		-
Total assets	$	35,397	$	18,533

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:				
Accrued expenses	$	371	$	-
Commissions payable		17,680		4,098
Total liabilities		18,051		4,098
Stockholder's equity:				
Common stock-par value of $10, authorized 2,000 shares; issued and outstanding 1,000 shares		10,000		10,000
Retained earnings		7,346		4,435
Total stockholder's equity		17,346		14,435
Total liabilities and stockholder's equity	$	35,397	$	18,533

REGENCY SECURITIES, INC.

STATEMENTS OF INCOME AND RETAINED EARNINGS

	For the years ended December 31, 2002	For the years ended December 31, 2001
REVENUES:		
Solicitor's fee income	$ 715,147	$ 664,503
Commission income	500,095	326,100
Administration fee income	90	-
Interest income	159	426
	1,215,491	991,029
EXPENSES:		
Commission expense	1,127,001	978,958
Other operating expenses	81,079	10,075
	1,208,080	989,033
INCOME BEFORE INCOME TAXES	7,411	1,996
Income taxes	800	800
NET INCOME	6,611	1,196
RETAINED EARNINGS, BEGINNING OF YEAR	4,435	3,239
Dividends	(3,700)	-
RETAINED EARNINGS, END OF YEAR	$ 7,346	$ 4,435

REGENCY SECURITIES, INC.

STATEMENTS OF CASH FLOWS

	For the years ended December 31,	
	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 6,611	$ 1,196
Adjustments to reconcile net income to net cash provided by operating activities		
(Increase) Decrease in:		
Depreciation	85	-
Interest receivable	23	19
Accounts receivable	(15,974)	(3,517)
Increase (Decrease) in:		
Accrued expenses	371	-
Commissions payable	13,582	3,005
Net cash provided in operating activities	4,698	703
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of equipment	(850)	-
Net cash used by investing activities	(850)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	(3,700)	-
Net cash used by Finacing activities	(3,700)	-
NET INCREASE IN CASH	148	703
CASH AT BEGINNING OF PERIOD	13,664	12,961
CASH AT END OF PERIOD	$ 13,812	$ 13,664
SUPPLEMENTAL DISCLOSURES		
Income taxes paid	$ 800	$ 800

REGENCY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

1. Organization:

Regency Securities, Inc. (the Company) was incorporated on December 1, 1978 under the laws of the state of California. The Company is an introductory firm that only deals in investment company shares such as mutual funds, variable annuities and variable life. As an introductory firm the Company does not hold securities for its clients nor do any other organizations hold securities on behalf of the Company.

On January 26, 1979, the Company received approval from the Securities and Exchange Commission to conduct operations as a broker-dealer.

On February 15, 1979, the Company received approval from the Department of Corporations, State of California, to conduct operations as a broker-dealer.

On January 16, 1996 the NASD District Business Conduct Committee approved Regency Securities Inc. request to:

A. Change the firm's business to include the wholesale and retail sales of redeemable investment company shares and variable contracts on a subscription or application basis only.

B. To increase the number of branch offices to two (2). The number of branch offices was reduced back to one (1) in year 2000.

C. To increase the number of registered representatives to fifteen (15).

2. Summary of Accounting Policies:

A. Basis of Accounting: The accompanying financial statements are prepared on the accrual basis of accounting.

B. Revenue Recognition: The nature of income is generated from doing business in the retail sales of redeemable investment company shares and variable contacts on a subscription or application basis only. Securities transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transaction date.

REGENCY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

C. Depreciation: Property and equipment are stated at cost. Depreciation of property and equipment is calculated on the straight-line method over the estimated useful lives of the assets, generally ranging from three to five years.

D. Income Taxes: The company has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholder of an S corporation is taxed on his proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

E. Use of Estimates: Management of the Company has made estimates relating to the reporting of assets at the balance date and reporting of income during the period to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates even though the differences should be insignificant.

2. Property and Equipment:

Property and equipment at December 31, 2002 and 2001 is summarized as follows:

	2002	2001
Computer	$ 850	$ -
	850	-
Less accumulated depreciation	(85)	-
	$ 765	$ -

3. Commitments:

Operating Leases: In July 1996, the Company entered into an operating lease for its corporate office. Before May 2002, the rent was paid through shareholder's personal account in order to compensate his personal utilization of office space, furniture and equipment. The Company started to pay rents through its corporate account from May 2002. Rent expense from May 2002 to December 2002 was $ 6,148.

At December 31, 2002, future minimum payments under this noncancelable lease agreement for the year ending December 31, 2003 were $ 8,228.

4. Related Party Transactions:

The following transactions occurred between the Company and the sole shareholder:

A. The Company paid commission in the amount of $61,984 to the shareholder based on the agreed-upon percentage of the stock sales closed by the shareholder.

B. The Company paid salary in the amount of $48,000 to the shareholder in 2002 to compensate his time contributed to the administration for the operations of the Company.

C. The Company made health insurance premium payments in the amount of $5,232 for the shareholder in 2002.

5. Net Capital Requirements:

Under Rule 15c3-1(a)(2) of the Securities and Exchange Commission, the Company is required to maintain net capital of $5,000. Under Rule 15c3-1(a)(1) of the Securities and Exchange Commission, aggregate indebtedness must not exceed net capital, as those terms are defined, by a ratio of more than 15 to 1. The Company was in compliance with these requirements. Specifically, at December 31, 2002 the Company had excess net capital of $12,346 and indebtedness of $18,051, and at December 31, 2001 the Company had excess net capital of $9,435 and indebtedness of $4,098.

6. Common Stock:

On March 1, 1983, the stockholders and board of directors authorized and approved the recapitalization of the Company. The Company decreased the par value of its stock from $20.00 to $10.00 per share. This decrease in capital was within the rules set by the Securities and Exchange Commission.

REGENCY SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	For the years ended December 31,	
	2002	2001
Common Stock	$ 10,000	$ 10,000
Retained earnings, beginning of year	$ 4,435	$ 3,239
Net income	6,611	1,196
Dividends	(3,700)	-
Retained earnings, end of year	$ 7,346	$ 4,435

See notes to financial statements.

REGENCY SECURITIES, INC.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

	December 31, 2002	December 31, 2001
Minimum net capital required 6 2/3% of aggregate indebtedness of $17,680 (2002); $4,098 (2001).	$ 1,177	$ 273
Minimum dollar net capital requirement of broker-dealer	$ 5,000	$ 5,000
Net capital requirement	$ 5,000	$ 5,000
Excess net capital $17,346 - $5,000 (2002); $14,435 - $5,000 (2001)	$ 12,346	$ 9,435

See notes to financial statements.

REGENCY SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31,	
	2002	2001
Total ownership equity	$ 17,346	$ 14,435
Less non-allowable assets	(20)	(43)
Total capital	17,326	14,392
Net capital before haircuts on securities positions	17,326	14,392
Net capital	$ 17,326	$ 14,392

See notes to financial statements.

REGENCY SECURITIES, INC.

RECONCILIATION OF COMPUTATION OF NET CAPITAL

	December 31, 2002	December 31, 2001
Net capital per FOCUS part IIA report	$ 17,346	$ 14,435
Less:		
Interest receivable	(20)	(43)
Net capital reported under Rule 15c3-1	$ 17,326	$ 14,392

See notes to financial statements.